Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a meeting of the Board of Directors, December 13, 2006	3

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (09/2006)

Date, Time and Location:

December 13, 2006, at 2.30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 - 9º floor, in the City and State of São Paulo.

Presence:

Members of the Board of Directors, duly signed below.

Deliberated matters:

1.	Approval of the budget for Ultrapar Participações S.A. for 2007.

Observation : (i) These deliberations were approved by all presents, except for Board Member Renato Ochman, who abstained from voting.

Once there were no further matters to discuss, the meeting was closed and the minutes of this meeting were transcript, read and approved by all the undersigned Board Members.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice-chairman

Ana Maria Levy Villela Igel - Board Member

Paulo Vieira Belotti – Board Member

Olavo Egydio Monteiro de Carvalho - Board Member

Renato Ochman – Board Member

Nildemar Secches – Board Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	December 27, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Minutes of a meeting of the Board of Directors, December 13, 2006)